UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported):
March 3, 2005

bebe stores, inc.
(Exact name of registrant as specified in its charter)

California	**0-24395**	**94-2450490**
(State or Jurisdiction of Incorporation or Organization)	(Commission File No.)	(IRS Employer Identification Number)

400 Valley Drive
Brisbane, California 94005
(Address of principal executive offices)

Registrant's telephone number, including area code
(415) 715-3900

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing. On March 3, 2005, bebe stores, inc. issued a press release announcing its February 2005 sales.

The press release relating to the February 2005 sales is attached hereto as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

99.1.   Press Release dated March 3, 2005.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated March 3, 2005

bebe stores, inc.

/s/ Walter Parks

_____

Walter Parks, Chief Financial Officer

Exhibit 99.1

Contact: Walter Parks
       Chief Financial Officer
       bebe stores, inc.
       (415) 715-3900


bebe stores, inc. Announces February 2005 Sales;
Same Store Sales Increase 25.3%


BRISBANE, CALIF. – March 3, 2005 – bebe stores, inc. (Nasdaq: BEBE) today reported retail sales of $36.8 million for the four-week period ended February 26, 2005, an increase of 37.3% compared to sales of $26.8 million for the four-week period ended February 28, 2004.

Same store sales for the four-week period ended February 26, 2005 increased 25.3% compared to an increase of 24.2% for February 2004. For fiscal February 2005, same store sales were determined using a comparable period of 28 days.

Retail sales for the year-to-date period beginning July 1, 2004 and ending February 26, 2005 were $320.5 million compared to $241.8 million for the year-to-date period beginning July 3, 2003 and ending February 28, 2004, an increase of 32.5%. Same store sales for the year-to-date period beginning July 1, 2004 and ending February 26, 2005 increased 22.0% compared to an increase of 8.5% for the year-to-date period beginning July 1, 2003 and ending February 29, 2004.

In connection with the recent announcement by the SEC and consultation with our independent auditors regarding certain lease accounting issues, the Company is reviewing its lease accounting practices, including the accounting for rent holidays and construction allowances.

Historically, the Company has recognized straight line expense for leases beginning on the store opening date. This has the effect of excluding the build-out period of its stores from the calculation of the period over which it expenses rent and recognizes construction allowances.

Additionally, construction allowances related to store openings prior to September 2002 have been recorded as reductions of property and equipment and amortized as a reduction of depreciation expense over the initial term of the lease instead of being classified as deferred rent and amortized as a reduction of rent expense. Construction allowances related to store openings beginning in September 2002 have been recorded as deferred rent and amortized as a reduction of rent expense over the initial term of the lease.

The Company is in the process of determining if corrections to previously issued financial statements are necessary.

bebe stores, inc. provides additional information on a recorded message. Interested parties are invited to listen to the message by calling 1-877-232-3757.

bebe stores, inc. designs, develops and produces a distinctive line of contemporary women's apparel and accessories, which it markets under the bebe, BEBE SPORT and bebe O brand names. bebe currently operates 204 stores, of which 178 are bebe stores and 26 are BEBE SPORT stores. These stores are located in the United States, Puerto Rico and Canada. In addition, we have an online store at www.bebe.com.

The statements in this news release and on our recorded message, other than the historical financial information, contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ from anticipated results. Wherever used, the words "expect," "plan," "anticipate," "believe" and similar expressions identify forward-looking statements. Any such forward-looking statements are subject to risks and uncertainties and the company's future results of operations could differ materially from historical results or current expectations. Some of these risks include, without limitation, miscalculation of the demand for our products, effective management of our growth, decline in comparable store sales performance, ongoing competitive pressures in the apparel industry, changes in the level of consumer spending or preferences in apparel, and/or other factors that may be described in the company's annual report on Form 10-K and/or other filings with the Securities and Exchange Commission. Future economic and industry trends that could potentially impact revenues and profitability are difficult to predict.

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